

Hector Gomez

President & CEO at GLG Pharma, LLC

Tampa/St. Petersburg, Florida Area

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 GLG Pharma, LLC

Marquette University,
Tulane University, Nationa...

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500+ connections

SUMMARY OF QUALIFICATIONS Proven leader in clinical drug development, knowledgeable clinician with expertise in clinical pharmacology with in-depth understanding of entire drug development life cycle. • High rate of success with INDs and more than 20 years of experience interacting with FDA. • ...

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Experience



President & CEO
GLG Pharma, LLC
Apr 2009 – Present • 9 yrs 2 mos

GLG Pharma is a start up company focused on the development of STAT3 inhibitors, a new generation of targeted therapies for cancer and other diseases such as psoriasis. These drugs are expected to be effective in 19 types of cancer. Its founders have over 100 years combined drug development experience and have worked together for the past 20 years on various entrepreneurial/start up and business ventures.

Chairman of the BOD
DNAprint Pharmaceuticals, Inc
Feb 2003 – Mar 2008 • 5 yrs 2 mos

President & CEO
Transcend Therapeutics
1994 – 1999 • 5 yrs
Cambridge, MA

Education

Marquette University, Tulane University, National University of Colombia
MD, PhD, Medicine, Pharmacology, Clinical Pharmacology

Medical College of Wisconsin, Tulane University





















Skills & Endorsements

Drug Development · 38

Endorsed by **Taffy Williams and 1 other who is highly skilled at this**

Biotechnology · 31

Endorsed by **Taffy Williams and 5 others who are highly skilled at this**

FDA · 26

Hernando Bernal and 25 connections have given endorsements for this skill

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Recommendations

Received (1) Given (1)

manuel velasco
profesor titular en Universidad Central de Venezuela
April 1, 2014, Hector worked with manuel in the same group

Hector Gomez is an excellent researcher from Colombia with a good background in the international pharmaceutical industry. His carreer has been outstanding

Accomplishments

2 Languages
English • Spanish

Interests

BioPharma Physicians Group Ne...
2,041 members

CEO Club ®
29,545 members

South Florida Business Professi...
32,246 members

Synthecon, Incorporated
246 followers

World Sarcoma Network
87 members

GLG Pharma
262 followers

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